UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

DC

02020245

NO ACT
P.E 12-20-01
1-03034

February 26, 2002

Act 1934
Section
Rule 14A-8
Public Availability 2/26/2002

PROCESSED
MAR 18 2002
THOMSON
FINANCIAL

Robert J. Joseph
Jones, Day, Reavis & Pogue
77 West Wacker
Chicago, IL 60601-1692

Re: Xcel Energy Inc.
Incoming letter dated December 20, 2001

Dear Mr. Joseph:

This is in response to your letter dated December 20, 2001 concerning the shareholder proposal submitted to Xcel Energy by John David Lystig. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John David Lystig, P.E.
2304 Shawnee Drive
North St. Paul, MN 55109

JONES, DAY, REAVIS & POGUE
77 WEST WACKER
CHICAGO, ILLINOIS 60601-1692
TELEPHONE: 312-782-3939 • FACSIMILE: 312-782-8585

December 20, 2001

No-Action Request
1934 Act/Rule 14a-8

Via Messenger
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client Xcel Energy Inc., a Minnesota corporation, (the "Company") we are submitting this letter pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended, (the "Act") in reference to the Company's intention to omit the Shareholder Proposal (the "Proposal") filed by shareholder John David Lystig (the "Proponent") from its 2002 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for April 18, 2002. The definitive copies of the 2002 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about March 13, 2002. We hereby request that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials. Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of the following materials:

1) This letter which represents the Company's statement of reasons why omission of the Proposal from the Company's 2002 proxy statement and form of proxy is appropriate and, to the extent such reasons are based on matters of law, represents a supporting legal opinion of counsel;

2) The Proposal dated November 12, 2001, which was received by the Company on November 14, 2001, attached hereto as Exhibit A, which the Proponent submitted; and

3) Letter dated November 21, 2001 from the Company to the Proponent requesting that he indicate his intention to hold his stock through the date of the meeting and reduce the length of the Proposal to 500 words or less, attached hereto as Exhibit B.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait.

CHI-1196110v3

Discussion of Reasons for Omission

I. Rule 14a-8(b) — THE PROPOSAL MAY BE OMITTED IF THE PROPONENT FAILS TO PROVIDE A STATEMENT THAT HE OR SHE INTENDS TO HOLD HIS OR HER COMPANY SHARES THROUGH THE DATE OF THE ANNUAL MEETING OF SHAREHOLDERS.

To be eligible to submit a shareholder proposal to a company, a shareholder must comply with the ownership requirements set forth in Rule 14a-8(b). Rule 14a-8(b)(1) requires that a proponent have "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date he or she submits the proposal and continue to hold those securities through the date of the shareholder meeting. Under Rule 14a-8(b)(2), a proponent must submit a written statement that he or she intends to continue beneficial ownership through the date of the meeting. *See Division or Corporation Finance: Staff Legal Bulletin No. 14* (July 13, 2001). Under Rule 14a-8(f)(1), a company may exclude a proposal for failing to meet the "intent to hold" requirement and other eligibility or procedural requirements if the company notifies the proponent in writing of any deficiency, and the proponent fails to address the deficiency within 14 days of receipt of the company's letter. *See Division or Corporation Finance: Staff Legal Bulletin No. 14* (July 13, 2001).

By letter dated November 21, 2001 (the "Company Letter"), a copy of which is enclosed, the Company specifically advised the Proponent, among other things, of his failure to provide a written statement of intent to continue his beneficial ownership through the date of the 2002 annual meeting and informed him of the 14-day time period in which he had to respond. The Company has evidence that the Company Letter was received by the Proponent on November 28, 2001. The 14-day period in which the Proponent had to respond under Rule 14a-8(f)(1) has now lapsed, and as of the date hereof, the Proponent has not provided a statement of his respective intent to hold the shares through the date of the 2002 annual meeting. The Staff has permitted companies to exclude proposals where the proponents have failed to comply with this requirement. *See Exxon Mobil Corp.* (January 23, 2001) and *Exxon Mobil Corp.* (January 16, 2001). In each of these cases, the Staff agreed that the proposal was properly excludable under Rules 14a-8(b) and 14a-8(f) because the proponents did not provide a written statement of intent to continue their beneficial ownership through the date of the annual meeting and granted relief without giving the proponent the opportunity to amend its response to bring it into conformity with the requirements of Rule 14a-8(b)(2).

For the reasons discussed above, it is our opinion that the Proposal is excludable on procedural grounds pursuant to Rule 14a-8(b) and 14a-8(f).

II. Rule 14a-8(d) — THE PROPOSAL MAY BE OMITTED IF IT EXCEEDS 500 WORDS.

Under Rule 14a-8(d), a proposal, including any accompanying supporting statement, may not exceed 500 words. The Proposal, which is approximately five pages long clearly exceeds the 500-word limit and thus is not in proper form for shareholder consideration.

Under Rule 14a-8(f), a company may exclude a procedurally deficient proposal if the proponent does not respond to the company's notification and conform with the eligibility and procedural requirements within 14 days of receipt of the company's notice. *See Division of Corporation Finance: Staff Legal Bulletin No. 14* (July 13, 2001). The Staff has permitted the exclusion of proposals that do not meet the 500-word limit. *See Northrop Grumman Corp.* (March 17, 2000) and *Minnesota Mining and Manufacturing Co.* (February 25, 2000).

The Company notified the Proponent in the Company Letter dated November 21, 2001, that the Proposal exceeded the 500-word limit and that the Proponent had 14 days in which to respond to the Company Letter. The 14-day period in which the Proponent was to respond under Rule 14a-8(f) has now lapsed, and the Proponent has not provided a revised Proposal that does not exceed the 500-word limitation of Rule 14a-8(d).

Therefore, for the reasons discussed above, it is our opinion that the Proposal is excludable on procedural grounds pursuant to Rule 14a-8(d) and 14a-8(f).

III. Rule 14a-8(i)(1) — THE PROPOSAL MAY BE OMITTED IF IT IS NOT A PROPER SUBJECT FOR ACTION BY SHAREHOLDERS

In the event the Staff disagrees that the Proposal is excludable pursuant to Rule 14a-8(b) and (d), the Proposal may also be excluded for several other reasons. A proposal is not a "proper subject" for shareholder action within the meaning of Rule 14a-8(i)(1) if it seeks to mandate action on matters that, under state law, fall within the powers of a company's board of directors. Under Minnesota law, "the business affairs of a corporation shall be managed by or under the direction of a board". Minnesota Statute 302A.201, Subdivision 1. Since the Company's articles of incorporation, bylaws and legal agreements with the shareholders do not alter the application of the statute, the Board of Directors of the Company has exclusive authority over the business affairs of the corporation. This broad managerial power includes the decision to locate its physical plants underground is outside the purview of shareholder oversight.

A note to Rule 14a-8(i)(1) states that "depending upon the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." The Proposal is not precatory in that it directs that "Xcel Energy should investigate the feasibility of building a deep underground nuclear power plant with appropriate safeguards". The inclusion of the word "should" prevents this Proposal from being interpreted as a request or recommendation; instead, it directs the Company's Board of Directors to perform specific actions. This mandate usurps the Board of Directors' discretion to choose whether to relocate its nuclear power facilities and as such, the Company may properly exclude the Proposal from its proxy materials pursuant to Rule 14a-8(i)(1).

The Proposal mandates that the Board investigate the feasibility of building an underground nuclear plant. However, it is within the discretion of the Board to prepare reports on ordinary business functions, including the location of its facilities. As such matters are committed to the discretion of the Company's Board pursuant to Minnesota Statute 302A.201, Subdivision 1, the Proposal violates state law in mandating the Board to take such action.

The Company respectfully submits that the Staff should not give the Proponent the opportunity to revise the Proposal as a recommendation as the actual effect of the Proposal will mandate that the Board of Directors prepare a report to the stockholders addressing matters that relate to ordinary business operations which are solely in the discretion of the Board of Directors, as discussed below.

IV. Rule 14a-8(i)(7) — THE PROPOSAL MAY BE OMITTED IF IT DEALS WITH ORDINARY BUSINESS OPERATIONS.

Under Rule 14a-8(i)(7), a shareholder proposal dealing with a matter relating to the conduct of the ordinary business operations of a company may be omitted from the company's proxy materials. The Commission has stated that the policy underlying the ordinary business exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Release 34-19135, n. 47 (October 14, 1982). In its release adopting revisions to Rule 14a-8, the Commission reaffirmed this position stating: "The general policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release 34-40018. The Commission went on to say:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

In our judgment, the Proposal fits squarely within the category of proposals that the Commission intended to permit registrants to exclude under Rule 14a-8(i)(7) because the Proposal clearly falls within the purview of ordinary business operations. The Proposal calls for the Company's Board of Directors to investigate the feasibility of building a deep underground nuclear power plant with appropriate safeguards. While the Proposal is not clear, we assume that the Proponent advocates that the Company's management prepare a report on the feasibility of building new nuclear power plants deep underground and if management's research shows that this is feasible, the Company should undertake such a project. This decision (the type of a facility to be used in the production process) is fundamentally a matter of ordinary business operations.

The Company recognizes that in certain situations involving nuclear energy the Staff has taken the position that nuclear power proposals invoke broad social policies and are, therefore, outside the scope of the ordinary business exclusion. Not all proposals relating to nuclear power, however, involve broad policy issues and at least one such proposal relating to mere operation of a nuclear facility has been excluded as relating to ordinary business operations. *Carolina Power & Light Co.* (March 8, 1990). In that letter, the proponents requested that management prepare and make available to shareholders a report on Carolina Power & Light's nuclear operations. The report would include, among other things, information on safety, regulatory compliance, emissions, hazardous waste disposal and related costs. Similarly, the Proposal presented by the Proponent requests that the Board of Directors investigate matters involving day-to-day operations, including the location of the Company's nuclear facilities. The Proposal does not question the need for nuclear power or assert on policy grounds that nuclear power should not be utilized. Rather, the Proposal requests information on the location (deep underground) of nuclear power plants.

The Company's situation is analogous to that of *Union Pacific Corporation* (December 16, 1996). In that letter, the Staff opted to take a no-action position with respect to a proposal that recommended the board of directors conduct a report on the development and adaptation of new technology for the company's operations. In that case, the proposal was excluded as a matter relating to the conduct of the company's ordinary operations under Rule 14a-8(i)(7). In *Union Pacific*, the Staff noted that the information to be addressed by the report required by the proposal covered a very specific and integral aspect of the company's ordinary, day-to-day business operations. The thrust of the Proposal at hand is directed at the heart of the operations of the Company, namely the location of the nuclear plant. Like *Union Pacific,* the Proposal seeks to have the Board investigate the feasibility of altering its operations and if suitable, to adopt new technology to implement the Proponent's request to build a deep underground nuclear power plant. Clearly, this is within the ordinary business operations of the Company because shareholders are not in the position to act on a highly technical operational matter such as this, rather the Board of Directors is best suited to make decisions involving the day-to-day operations of the Company.

In addition, the Company recognizes the fact that just because the Proposal requests the preparation of a study it does not remove the Proposal from the scope of Rule 14a-8(i)(7). In a 1983 release, the Commission stated that, with respect to proposals requesting the issuers to prepare reports on specific aspects of business or to form a special committee, it had reversed its then current policy, and in the future the Staff "will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(i)(7)". Release No. 34-20091 (August 16, 1983). Because the Proposal relates to ordinary business operations of the Company and does not involve broad policy issues and as such is similar to the above cited no-action letters, the Proposal may be omitted from the Company's 2002 proxy materials pursuant to Rule 14a-8(i)(7).

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2002 proxy materials. If the Staff disagrees with the Company's conclusion to omit the Proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter is simultaneously being forwarded to the Proponent.

Should you have any questions or require additional information, please contact the undersigned at (312) 269-4176.

Very truly yours,

Robert J. Joseph

Robert J. Joseph

RJJ/JDRP

cc: Mr. John David Lystig, PE

EXHIBIT A

2002 SHAREHOLDER PROPOSAL

Xcel Energy should investigate the feasibility of building a deep underground nuclear power plant with appropriate safeguards, as outlined in the enclosed report. Such an issue would result in cost to Xcel Energy and should be approved by the shareholders. I do not have any material interest in such a business. I am at present a retired electrical engineer who now works as a security guard in my retirement.

Sincerely,

John David Lystig, ~~P.E.~~

Ps: My stockholder number is S533090 and my CUSIP is 665772 10 9. I own 169 shares of Excel Energy stock.

John David Lystig,, P.E.
2304 Shawnee Drive
North St. Paul, MN 55109
(651) - 777 - 3205
lystigd@mr.net

Dave Lystig
November 12, 2001

Deep Underground Nuclear Power Plants

Building new nuclear power plants deep underground, with appropriate safeguards, will permit use of nuclear energy to produce electric power in the future. At the present time no new nuclear power plants are being built, and the country has an energy shortage, particularly in California (Sloan p26). I once had a talk with Mr.Karalas, the father of a high school classmate of my son. This gentleman at one time ordered nuclear fuel rods. He mentioned that for a coal fired power plant that would produce as much electricity as the Prairie Island Plant; trainloads of coal would be needed, yet one truckload of nuclear fuel would be sufficient. In order to ensure continued electric power, deep underground nuclear power plants should be constructed with the following safeguards: deep enough to prevent radiation leakage, deep enough to contain a possible explosion, deep enough to prevent ground water contamination, and deep enough for on site spent fuel storage.

Extended definition of Nuclear:

Nuclear refers to an atom's nucleus as opposed to a living cell's nucleus. It is the center of the atom with electrons circling it much like the planets circling around the sun in our solar system. The nucleus is composed of: protons, positively charged particles; and neutrons, electrically neutral particles. The interaction of different atoms with each other comprises the field of chemistry; whereas, this report focuses on the nucleus itself. Of particular interest is the special atom, uranium - 235. This particular atom of uranium is unstable; under the right conditions it can split apart releasing a lot of energy. Nuclear power is generated from the energy of uranium - 235 splitting apart and a similar process from the nucleus of another atom, plutonium (Fermi 14). A nuclear reactor is a device to slow down and control a nuclear reaction by means of lowering or raising control rods.

Need

There is a continued need for nuclear power plants to produce electricity. As previously mentioned there is an energy shortage in California, and even in Minnesota no nuclear plants are being built. For that matter, no fossil fuel plants are being built in Minnesota either. For the amount of electricity needed on a steady basis, nuclear power is needed. The wind doesn't always blow (wind powered generators), and the sun doesn't always shine (solar power). Coal fired plants cause pollution. Fossil fuel plants cause pollution from their smoke stack emissions.

How Deep?

The proposed new nuclear power plants would be buried at least 2,000 ft below ground. (The proposed depth of the Yucca mountain disposal site was 1,000 ft.). Some of the underground tests that were done in Nevada produced some venting to the atmosphere. To prevent this, the plant must be located deeper. How deep? Use the data from the Nevada underground tests and the type of rock. The Nevada underground nuclear tests (Fradkim 139) and the fact that there was some fallout from the Soviet's underground tests (Le Baron 70) show that any new underground nuclear power plant must be buried much deeper than the depths at which these nuclear tests were done (Le Baron 70). There is a relatiouship between the size of the power plant and the depth to which it must be buried (Le Baron 159). The underground nuclear power plant must be buried at least 2,000 ft, but that is not all. There was an underground nuclear blast done in Nevada, where the bomb was buried at 600 ft but left a crater 1,200 ft wide on the top and 300 ft deep (Le Baron, photograph caption following p159). The bigger the power plant, the deeper it must be buried. The proposed underground nuclear plant must be buried deeper than any possible crater. A factor must also be applied for the type of rock this proposed plant would be located in and under. That a nuclear power plant can be buried is shown by the fact that several of the world's deepest mines are thousands of feet deep. " Underground mining includes extraction from beneath the surface, from depths as great as 10,000 ft (3 km), by any of several methods." (Mining Vol 11, p271). If the proposed nuclear power plants are buried deep enough, any possible explosion or radiation would be contained below lots of rock.

Explosion Problem

American nuclear power plants have a reinforced concrete dome over them, whereas the Russian ones do not (Henderson p16). During the three mile island disaster this dome held and the explosion was contained. This idea of a reinforced concrete dome is a good one. A recommendation one could make is that the bottom of the underground nuclear reactor be of reinforced concrete also.

Spent Fuel Rod Storage

What does one do with the spent fuel rods? This has been a problem with NSP's Prairie Island Plant. The present storage containers used now to store spent fuel rods at the Prairie Island Plant are good , but they should be buried underground. Utilizing the data from the proposed Yucca nuclear storage site, these new disposal sites should be located along side of the new underground nuclear power plants. This would eliminate the need to transport spent fuel rods above ground. Periodic inspections and resealing of these containers along with their burial deep underground should be a big help in maintaining the environment. The plant must be located far enough down so that there is no chance of water contamination.

Cooling Water

Because the reactor is always producing heat, (Henderson p12) cooling water must be supplied if for some reason the plant is not operating in a normal manner. Here again, the proposed plant should be located deep enough down to be below the water table. Provision should be made so that water from above is always available by gravity to cool the reactor without the need to use any electric pumps if an emergency might occur.

Control Rods

Present nuclear power plants utilize control rods to monitor a plant's nuclear reactor. In any new reactor the control rods and their associated hardware must be so constructed so that the control rods lower by gravity and no electricity is needed to lower them. The control rods by their very nature slow down the action of the reactor. This is now presently done in many, if not all, of the world's nuclear reactors and should continue to be done for any new reactor.

Water Contamination Problem

A problem that needs to be investigated is whether any radiation escapes to the ground water supply from the ordinary operation, or from an accident to a deep underground nuclear power plant. One needs to know how far radiation travels thru various types of rock, and how far down one has to go to be below any evidence of water. The nuclear power plant must be buried far enough under the water table so that there is only a very small chance of any possible radioactive water to get into the ground water supply either now or in the foreseeable future.

Conclusion

In spite of the cliché that " nobody wants a nuclear power plant in their back yard", this report has shown that if future nuclear power plants are buried deep enough with proper safe-guards, they can be safely built and operated buried deep underground.

WORKS CITED

Fermi, Rachel. Picturing the Bomb: Photographs from the Secret World of the Manhattan Project/ introduction by Richard Rhodes, text by Rachel Fermi and Esther Samra. Printed and bound in Japan: Harry N. Abrams, Inc., Publishers, 1995.

Fradkin, Philip L. Fallout: An American Nuclear Tragedy. Tucson, Arizona: The University of Arizona Press, 1989.

Henderson, Harry. Nuclear Power: A Reference Handbook. Santa Barabara, California: ABC-CLIO, inc., 2000.

Le Baron, Wayne. America's Nuclear Legacy. Commack, New York: Nova Science Publishers, Inc., 1998.

"Mining", McGraw - Hill Encyclopedia of Science & Technology Vol 11, p271, 1997.

Sloan, Allan. "The $14 Billion Question." NEWSWEEK April 2, 2001, p26

EXHIBIT B

Xcel Energy

Cathy J. Hart
Vice President and Corporate Secretary

800 Nicollet Mall, Suite 3000
Minneapolis, Minnesota 55402-2023
Phone: **612.215.5346**
Fax: 612.215.4504

November 21, 2001

Via Certified [Overnight] Mail

Mr. John David Lystig, PE
2304 Shawnee Drive
North St. Paul, Minnesota 55109

Re: Xcel Energy

Dear Mr. Lystig:

The Company is in receipt of your letter dated November 12, 2001, forwarding a shareholder proposal for inclusion in the Company's proxy statement relating to its 2002 annual meeting.

The proxy rules of the Securities and Exchange Commission (SEC) relating to shareholder proposals include a number of eligibility and procedural requirements. Your submission does not comply with these requirements. In particular, SEC Rule 14a-8(b) requires that you submit to us a written statement that you intend to hold your Xcel Energy shares through the date of the annual meeting. In addition, SEC Rule 14a-8(d) limits a shareholder proposal, including any supporting statement, to no more than 500 words. Your proposal and supporting statement exceeds the 500 word limit.

Under Rule 14a-8(f), your response providing us with the statement of your intention to hold the securities through the date of the annual meeting and a redrafted proposal and supporting statement that does not exceed 500 words must be post-marked, or transmitted electronically, no later than 14 days from the date you received this letter. Failure to adequately respond within the required timeframe may result in the exclusion of your proposal.

For your convenience, a copy of the SEC's shareholder proposal rules is enclosed.

The Company reserves the right to assert at a later date that your proposal and any supporting statement may be properly omitted from the Company's proxy statement on additional grounds as contemplated by the SEC's proxy rules.

Please direct any correspondence regarding this matter to the undersigned.

Very truly yours,

Cathy J. Hart

Cathy J. Hart
Corporate Secretary

Attachment

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a

written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on

Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Published for the Center for Corporate Law
by the Center for Electronic Text in the Law

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Xcel Energy Inc.
Incoming letter dated December 20, 2001

The proposal relates to a feasibility assessment by Xcel Energy of building a deep underground nuclear power plant with appropriate safeguards.

There appears to be some basis for your view that Xcel Energy may exclude the proposal under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold its company stock through the date of the shareholder meeting. It appears that the proponent failed to provide this statement within 14 calendar days from the date the proponent received Xcel Energy's request under rule 14a-8(f). Accordingly, we will not recommend enforcement action to the Commission if Xcel Energy omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Xcel Energy relies.

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor